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Exhibit 99.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
(a joint stock limited company incorporated in the People's Republic of China) (Stock Code: 525)

Proposed Issue Of A Shares

The Company wishes to seek approval from the shareholders for a renewal of the mandate authorising the Board to proceed with an issue of not more than 2,750,000,000 new A Shares.

The A Share Issue may or may not proceed. Investors are advised to exercise caution in dealing in shares of the Company.

This announcement is made pursuant to rule 19A.38 of the Listing Rules.

A Share Issue

The Company wishes to seek approval from the shareholders for a renewal of the mandate authorising the Board to proceed with an issue of not more than 2,750,000,000 new A Shares and refers to its announcements dated 15 November 2004 and 30 December 2004 respectively regarding the shareholders' approval on the A Share Issue. The Company has submitted an application to CSRC for the proposed A Share issue and is still awaiting for its approval. The mandate authorising the A Share Issue at the class meeting of the holders of Domestic Shares, the class meeting of the holders of H Shares and the extraordinary general meeting all held on 30 December 2004 will expire on 29 December 2005. In that regard, the Company intends to seek from the shareholders a renewal of the mandate authorising the A Share Issue and the Board to handle all relevant matters in connection therewith. Unless otherwise defined, capitalised terms used in this announcement shall have the same meaning as those defined in the Circular.

Structure of A Share Issue

The structure of the A Share Issue is summarized below:

Number of A Shares to be issued: Not more than 2,750,000,000 A Shares, representing approximately 63.43% of the existing issued share capital of the Company and approximately 38.81% of the issued share capital of the Company as enlarged by the A Share Issue

Nominal value: RMB1.00 each

Target subscribers: Natural persons and institutional investors within the PRC (except those restricted by the applicable PRC laws and regulations). It is not expected that the Parent Company or any other connected persons of the Company will subscribe for the A Shares. If they do, the Company will then comply with the relevant requirements of the Listing Rules

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Basis for determining the issue price: The issue price for the proposed A Share
Issue will be determined on the basis of market demand and the applicable CSRC regulations and thus the amount to be raised cannot be determined at the date of this announcement

Use of proceeds: To finance the acquisition as detailed in the Circular and any surplus will be used as general working capital of the Company

The terms of the proposed renewal of the mandate authorising the Board to proceed with the A Share Issue are identical to those set out in the Circular. Please refer to the Circular for further details and background of the A Share Issue.

Effects of the A Share Issue on the Company's capital structure

Set out below is the shareholding structure of the Company prior to and immediately upon completion of the A Share Issue based on the assumption that an aggregate of 2,750,000,000 new A Shares will be issued under the A Share Issue:

                                                                                                     Immediately upon
                                                             Prior to completion                     completion of the
                                                             of the A Share Issue                    A Share Issue
                                                      Number of             Shareholding        Number of           Shareholding
Number of                     Types of                Shares held           percentage          Shares held         percentage
Shareholders                  Shares                  Shares                %                   Shares              %
The Parent Company            State-owned
                              Domestic Shares         2,904,250,000          66.99              2,904,250,000         40.99

Shareholders of H Shares      H Shares                1,431,300,000          33.01              1,431,300,000         20.20

Shareholders of A Shares      A Shares                            -              -              2,750,000,000         38.81
                                                      -------------         ------              -------------        ------
Total                                                 4,335,550,000         100.00              7,085,550,000        100.00
                                                      =============         ======              =============        ======

SHAREHOLDERS' Meetings

The class meeting of holders of Domestic Shares ("Domestic Share Class Meeting") is scheduled to take place on 20 January 2006 at 9:30 a.m. and the class meeting of holders of H Shares ("H Share Class Meeting") is scheduled to take place on 20 January 2006 at 10:00 a.m. (or immediately after conclusion or adjournment of the Domestic Share Class Meeting) at which special resolution will be proposed to consider and, if thought fit, to approve the A Share Issue.

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The EGM is scheduled to take place on 20 January 2006 at 10:30 a.m. (or immediately after the conclusion or adjournment of the H Share Class Meeting), at which resolutions will be proposed to consider and, if thought fit, to approve the A Share Issue and authorise the Board to handle all relevant matters in connection therewith.

The Company Register will be closed from 20 December 2005 to 20 January 2006 (both days inclusive). In order to qualify for attendance and voting at the H Share Class Meeting and the EGM, transfer documents accompanied by share certificates and other appropriate documents must be lodged with the Company's branch share registrar and transfer office in Hong Kong, Hong Kong Registrars Limited at Room 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by 4:00 p.m. on 19 December 2005. Shareholders whose names appear on the Company Register at the close of business on 19 December 2005, or their proxies, will be entitled to attend and vote at the H Share Class Meeting and the EGM.

It should be noted that the A Share Issue, upon the approval from the shareholders of the Company at the EGM and the class meetings, is still subject to the approval of CSRC and approval of the Shanghai Stock Exchange to the listing and trading of the A Shares on the Shanghai Stock Exchange.

The approval to make the A Share Issue and mandate authorising the Board to handle all relevant matters in connection therewith shall be valid (i) for one year from the date of passing of such resolutions at each of the Domestic Share Class Meeting, H Share Class Meeting and the EGM; or (ii) until the date on which the authority set out in the resolutions is revoked or varied by the requisite special resolutions of the members in general meeting in accordance with the Company Law of the PRC and the articles of association of the Company, whichever is the earlier.

General

A circular containing a notice of each of the Domestic Share Class Meeting, H Share Class Meeting and the EGM, the attendance reply slip and proxy form will be despatched to holders of H Shares as soon as practicable.

There is no assurance that the A Share Issue will proceed or that the terms of the A Share Issue will be as set out herein. Further details about the A Share Issue will be disclosed in the newspapers in the PRC at the time of the A Share Issue, an extract of which will be published in the newspaper of Hong Kong.

Definitions

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

"A Share(s)" the domestic invested share(s) of the Company with a nominal value of RMB1.00 each proposed to be issued to institutional and public investors in the PRC by the Company

"A Share Issue" the proposed issue and allotment of not more than 2,750,000,000 A Shares to institutional and public investors in the PRC by the Company, in which such A Shares are proposed to be listed on the Shanghai Stock Exchange

"Board" the board of directors of the Company

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"Circular" the circular dated 5 December 2004 issued by the Company in respect of, inter alia, the proposed A Share Issue

"Company" Guangshen Railway Company Limited, a joint stock limited company incorporated in the PRC on 6th March 1996, the H Shares of which are listed on the HKSE and the ADSs of which are listed on the New York Stock Exchange Inc.

"Company Register" the register of members of the Company

"CSRC" China Securities Regulatory Commission

"Domestic Shares" domestic invested shares of the Company

"EGM" the Extraordinary General Meeting of the Company to be held on 20 January 2006

"H Shares" the overseas listed foreign shares of the Company with a nominal value of RMB1.00 each and listed on the HKSE

"HKSE" The Stock Exchange of Hong Kong Limited

"Hong Kong" the Hong Kong Special Administrative Region of the PRC

"Parent Company" Guangzhou Railway (Group) Company

"PRC" the People's Republic of China

"RMB" Renminbi yuan, the lawful currency of the PRC

By Order of the Board
Wu Junguang
Chairman

Shenzhen, the PRC, 6 December 2005

As at the date of this announcement, the executive directors of the Company are Wu Junguang, Li Kelie and Yang Jinzhong; the non-executive directors of the Company are Hu Lingling, Wu Houhui and Wen Weiming; and the independent non-executive directors of the Company are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.